July 16, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	PRWT Services, Inc.
Registration Statement on Form S-4
File No. 333-159751

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), PRWT Services, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4, File No. 333-159751 together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was filed to register securities to be issued pursuant to an Agreement and Plan of Reorganization, made as of March 13, 2009, as amended (the “Merger Agreement”), among the Registrant, KBL Healthcare Acquisition Corp. III, the stockholders of the Registrant, and PRWT Merger Sub, Inc., a wholly owned subsidiary of the Registrant.  The Merger Agreement was terminated on July 16, 2009 and no securities were issued pursuant to the Merger Agreement or the Registration Statement.  The Registration Statement is being withdrawn in connection with the termination of the Merger Agreement.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (917) 332-3725.

If you any questions with respect to this matter, please contact Brad L. Shiffman at (212) 885-5442.

Very truly yours,

PRWT Services, Inc.

By:	/s/ Willie F. Johnson
Willie F. Johnson
Chairman